Webstreet R5 I (THE “SPV”), a series of Wefunder SPV, LLC, a

Delaware limited liability

Financial Statements

As of inception – April 21, 2023

Unaudited

Webstreet R5 I (THE “SPV”), a series of Wefunder SPV, LLC

Balance Sheet

Unaudited

Balance Sheet	Apr 21, 2023
Assets	
Current assets:	
Cash and cash equivalents	$0.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$0.00**
Securities	$0.00
Property and equipment - net	$0.00
Total assets	**$0.00**
	Year 2
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	**$0.00**
Stockholders' Equity:	
Total value of common stock issued	$0.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$0.00
Additional paid-in capital	$0.00
Total stockholders' equity:	**$0.00**
Total liabilities and stockholders' equity:	**$0.00**

Unaudited

Webstreet R5 I (THE "SPV"), a series of Wefunder SPV, LLC

Income Statement

Income Statement	Year Ended Apr, 2023
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	**$0.00**
Operating expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

Unaudited

Webstreet R5 I (THE "SPV"), a series of Wefunder SPV, LLC

Statement of Cash Flows

Statement of Cash Flows	Year Ended Apr, 2023
Cash flows from operating activities	$0.00
Cash flows from financing activities	$0.00
Cash flows from investing activities	$0.00
Cash at beginning of period	**$0.00**
Net increase/decrease in cash	**$0.00**
Cash at the end of period	**$0.00**

Webstreet R5 I (THE "SPV"), a series of Wefunder SPV, LLC

Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Apr, 2023
Opening Balance	**$0.00**
Net profit/loss	**$0.00**
Stock Issued	**$0.00**
Preferred Stock Issued	**$0.00**
Ending Balance	**$0.00**

Webstreet R5 I (THE “SPV”), a series of Wefunder SPV, LLC

Notes to the Financial Statements
April 21, 2023 (inception)
$USD

1. ORGANIZATION AND PURPOSE

Webstreet R5 I (THE “SPV”), a series of Wefunder SPV, LLC (the “Company”) is a limited liability company organized on April 21st, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

Nature of Operations
Webstreet R5 I (THE “SPV”), a series of Wefunder SPV, LLC (the "Company") was formed as a special purpose entity. The Company's activities are limited to those necessary to accomplish its objectives, and it has no other significant assets or liabilities. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.